Trans-Orient Expands Fractured Oil Shale Play area by 112,000-Acres in New Zealand’s East Coast Basin.

April 7, 2009, Vancouver, B.C. -- Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces that it has been awarded a 100% interest in it’s third onshore petroleum exploration permit (PEP 50940) that covers an additional 112,000 acres in New Zealand’s East Coast Basin.

Trans-Orient CEO Garth Johnson commented, “This new permit is highly complimentary to the existing leads and unconventional fractured oil-shale opportunities identified in the Company’s adjoining permit PEP 38348. Our field and subsurface work in PEP 38348 indicates that potentially large prospects extend into this new area.”

PEP 50940 is located in the northern, oil prone area of the East Coast Basin where local oil and gas seeps confirm a working hydrocarbon system. The sparsely explored area has potential for both large conventional Miocene prospects and widespread unconventional fractured oil-shale opportunities. The organic-rich Waipawa Formation and the 300-500m thick Whangai Formation underlying this Permit are world-class source rocks that compare favorably with other source rocks such as the Bakken Shales and Barnett Shales of North America.

“This new area solidifies and builds upon our acreage position now totaling 2.27 million acres. Future drilling will target conventional exploration prospects and the unconventional fractured oil-shale opportunity where independent reports have estimated multi-billion barrel oil equivalent of prospective resources.”

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

The term “Prospective Resources” refers to those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered there is no certainty that it will be commercially viable to produce any of the resources.

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

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